Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

ontact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Announces Closing of US$45 Million Prepaid Forward Gold Purchase Agreement with Deutsche Bank

Vancouver, BC – September 23, 2010: Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that it has closed its previously announced prepaid Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank AG, London Branch (“Deutsche Bank”), in the amount of US$45 million.

Pursuant to the Agreement, the Company will deliver 66,650 ounces of gold to Deutsche Bank over a five year term and the Company will receive an additional cash payment for gold pricing above US$875 per ounce, up to a maximum of US$1,290 per ounce. The IRR of the transaction is 10.18% and the number of committed ounces represents approximately 6% of the Company's total resources.

Execution of the Agreement constitutes the first phase of the Company’s strategy to completely redeem its outstanding notes. As such, the net proceeds from the Agreement will be used principally to redeem a portion of the Company’s outstanding notes plus accrued interest in the combined amount of US$39,950,000 million, and US$2,000,000 million for working capital. It is the Company’s intention to retire its remaining debt in the near future. To that end, the Company is in receipt of a term sheet from Deutsche Bank to refinance the remainder of its debt and is also currently in negotiations with other financial institutions and interested parties.

The Company has paid an upfront structuring fee of US$1,800,000 and consulting and finder’s fees in the aggregate sum of US$900,000.

Richard Fifer, Chairman of the Board, commented, “The closing of this forward gold purchase agreement will allow us to focus on optimizing production at our wholly-owned Molejon Gold Project, as well as to further define a number of prospective gold and copper bearing targets in the Oro Del Norte exploration concession in central Panama. We are very pleased with the confidence Deutsche Bank AG has clearly shown in our projects”.

The Company has also recently implemented a number of organizational changes. As part of the completion of the Agreement with Deutsche Bank, Daniel Small has resigned as a director of the Company. Richard Fifer has moved from Non-Executive Chairman of the Board of Directors to Executive Chairman and Rodrigo Esquivel has accepted the position of President of the Company. Mr. Esquivel has been serving and will continue to hold his position as President of the Company’s subsidiary, Petaquilla Gold, S.A., which directly holds the Molejon gold property interest and the gold-processing surface plant thereon. Mr. Joao Manuel will continue in his position as the Company’s Chief Executive Officer.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Director and Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.